

Mail Stop 3561

July 26, 2007

By Facsimile and U.S. Mail

Mr. David Cosper
Chief Financial Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, NC 28212

> **Re:**   **Sonic Automotive, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-13395**

Dear Mr. Cosper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Use of Estimates and Critical Accounting Policies, page 25

1. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. For example, the disclosure regarding your goodwill impairment testing provides no meaningful analysis with respect to the quantitative assumptions used. Given the material amount of recorded goodwill please clearly articulate the assumptions used and indicate when changes in such assumptions could necessitate a step two goodwill impairment test.

Overview, page 25

2. Please tell us in more detail how you determined that you have only one reportable segment. We note that you sell different products and services (e.g. new and used cars, collision repair, and financial services). Please supplement your response by providing us with examples of current internal reports that management uses to access the performance of your business such as budgets, flash reports and internal financial statements. Provide to us three years of revenue information for each operating segment and three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

Liquidity and Capital Resources, page 40

Cash Flows, page 46

3. We note the negative trend in operating cash flows since 2004, although there appears to be a general lack of discussion regarding this issue. Prospectively, revise to include a robust discussion of known trends and uncertainties. See Section IV of SEC Release No. 33-8350, which can be found at: http://sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Income, page F-3

4. Please advise why your have historically presented only one line item for cost of
    sales. See Rule 5-03.2 of Regulation S-X.

Consolidated Statements of Stockholders' Equity, page F-4

5. Prospectively, separately report the amount of gains and losses reclassified out of
    accumulated other comprehensive income into earnings for the period related to
    your hedging activity. See paragraph 47 of SFAS no. 133.

1. Description of Business and Summary of Significant Accounting Policies, page F-6

Recent Accounting Pronouncements, page F-6

6. Please provide to us your SAB Topic 1.M assessment of materiality with respect
    to the misstatements corrected in connection with SAB Topic 108. Identify the
    year that each error originated in and each year it remained uncorrected. Please
    ensure that you address the applicable quarterly periods impacted by the
    misstatements.

Derivative Instruments and Hedging Activities, page F-10

7. Please provide to us your detailed accounting analysis which supported the equity
    classification of the convertible note hedge and the warrants issued in connection
    with the 2005 convertible notes.

2. Business Acquisitions and Dispositions, page F-15

8. Please explain for us how you allocate goodwill to your franchises classified as
    held for sale. In this regard, the amount of goodwill allocated as of December 31,
    2006 appears low considering the number of franchises held for sale. See
    paragraph 39 of SFAS no. 142.

9. Please describe in detail your process for identifying *all* acquired intangible
    assets. For example, your existing purchase price allocation of approximately
    $46.7 million of goodwill related to your 2006 acquisitions appears high. See
    paragraph A14 of SFAS no. 141.

9. Capital Structure and Per Share Data, page F-27

  10. Please revise your future disclosure to explain the relevant rights and privileges of each class of common stock, in particular the applicable liquidation preferences. Please show us what your revised disclosure will look like. See paragraph 4 of SFAS no. 129. Furthermore, please explain in detail why you do not apply the two class method of computing basic and diluted earnings per share. Reference is made to EITF Issue 03-6 and paragraph 61(d) of SFAS no. 128. You may also refer to the SEC Staff Speech given at the 2006 AICPA Conference on Current SEC and PCAOB Developments at
  http://sec.gov/news/speech/2006/spch121106cjc.htm.
  We may have further comment.

10. Employee Benefit Plans, page F-29

  11. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

  12. Please explain for us how you are accounting for your employee stock purchase plans. In this regard, we assume such plans are compensatory in nature. If so, please explain to us and revise future disclosure to indicate the amount of compensation expense and how it is being calculated. Please refer to Appendix A - Illustration 19 of SFAS no. 123(R) and FTB no. 97-1.

ll. Commitments and Contingencies, page F-34

  13. Please provide us an estimate of the possible loss or state that such an estimate can not be made with respect to the Galura, et al. v. Sonic Automotive, Inc. matter and revise your disclosure accordingly in future filings. See SFAS no. 5, paragraph 10.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant